SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2001

                                 EURO909.COM A/S
                  (Translation of Company's name into English)

                                 Toldbodgade 63
                                 1253 Copenhagen
                                     Denmark
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES |_| NO |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                                      EURO909.COM A/S


July 19, 2001                                         By: /s/  Bertel Jensen
                                                          ----------------------

                                 EURO909.COM A/S

                                    Form 6-K

                                TABLE OF CONTENTS

1. Unaudited Interim Consolidated Financial Statements as of March 31, 2001 and for the three-month periods ended March 31, 2001 and 2000.

2.    Interim Report to Stockholders for the First Quarter 2001.

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans.

                                  ------------

                            EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of December 31, 2000 into U.S. dollars at an exchange rate of $1.00 = DKK 8.4719, the exchange rate on March 31, 2001. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on March 31, 2001, or at any other rate.

                                  ------------

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      We use the terms "we", "our" and "us" to mean euro909.com A/S and its subsidiaries.

                                 EURO909.COM A/S

                 Unaudited Consolidated Condensed Balance Sheets
                                 (in thousands)

                                                                            December 31, 2000            March 31, 2001
                                                                            -------------------   ------------------------------
                                                                                  (DKK)              (DKK)            ($)
ASSETS
Current assets:
  Cash and cash equivalents                                                          49,082             20,984            2,477
  Short-term investments                                                             11,338             11,223            1,325
  Accounts receivable trade, net of allowances
   of DKK 1.651 in 2000, DKK 7,546 in 2001                                           40,219             51,709            6,104
  Broadcasting rights                                                                18,312             13,630            1,609
  Inventories                                                                             8                  8                1
  Deferred tax assets                                                                   611                  0                0
  VAT receivables                                                                     1,907              1,067              126
  Prepaid expenses and deposits                                                       3,603              1,734              205
  Restricted cash                                                                        76                 63                7
  Other receivables                                                                   6,828              7,594              896
  Other current assets                                                                4,330              4,151              490
                                                                                   --------           --------         --------
  Total current assets                                                              136,314            112,163           13,240
Equipment, works of art and improvements, net of
  accumulated depreciation                                                           65,058             70,637            8,338
Goodwill, net of accumulated amortization                                           129,515            122,362           14,443
Rent and other deposits                                                              12,271             13,624            1,608
Other assets                                                                         13,893             14,001            1,653
                                                                                   --------           --------         --------
  Total assets                                                                      357,051            332,787           39,282
                                                                                   ========           ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                   45,562             33,554            3,961
  Accounts payable, related parties                                                   2,297              2,297              271
  Accrued expenses                                                                   54,566             62,616            7,393
  Deferred revenue                                                                   40,778             42,148            4,975
  Notes payable, current                                                              4,619              8,898            1,050
  Income Tax payable                                                                  2,433              2,006              237
                                                                                   --------           --------         --------
  Total current liabilities                                                         150,255            151,519           17,887

  Subordinated debt                                                                   3,000              3,000              354
  Minority interest                                                                  (1,842)            (3,056)            (361)

Shareholders' equity:
  Common shares - authorized 24,962,000 at December 31, 2000 and 27,500,000 at
    March 31, 2001; 16,083,000 issued at par value DKK 1.25 at December 31, 2000 and 20,651,000 at par value DKK
    1.25 at March 31, 2001                                                           25,814             25,814            3,047
  Additional paid-in capital                                                        414,628            414,628           48,941
  Retained earnings                                                                (228,363)          (255,936)         (30,210)
  Other comprehensive (loss)                                                         (2,860)            (3,135)            (370)
  Notes receivable from sale of shares                                                  (47)               (47)              (6)
                                                                                   --------           --------         --------
  Total shareholders' equity                                                        205,638            181,324           21,402
                                                                                   --------           --------         --------
  Total liabilities and shareholders' equity                                        357,051            332,787           39,282
                                                                                   ========           ========         ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4719.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

            Unaudited Consolidated Condensed Statements of Operations
                      (in thousands, except per share data)

                                                                         Year Ended                    Three months ended
                                                                      December 31, 2000                  March 31, 2001
                                                                      -----------------                  --------------
                                                                            (DKK)                    (DKK)            ($)
Net revenue                                                                    60,186                  59,672           7,044

Operating expenses:
      Cost of sales                                                            39,332                  36,639           4,325
      Selling and marketing expenses                                           13,319                  20,534           2,424
      General and administrative expenses                                      18,574                  16,477           1,945
      Depreciation and amortization                                            12,832                  13,019           1,537
                                                                              -------                 -------         -------
      Total operating expenses                                                 84,057                  86,669          10,231
                                                                              -------                 -------         -------
Operating (loss)                                                              (23,871)                (26,997)         (3,187)
      Interest income                                                              73                     210              25
      Interest expense                                                           (306)                   (411)            (49)
      Foreign exchange gain (loss), net                                          (659)                  1,982             234
                                                                              -------                 -------         -------
Loss before income taxes                                                      (24,763)                (25,216)         (2,977)
Income taxes and income tax benefit                                                 0                       0               0
Minority interest                                                                (367)                  1,177             139
                                                                              -------                 -------         -------
Loss before cumulative effect of change in accounting policies                (25,130)                (24,039)         (2,838)
Cumulative effect of change in account policies                               (20,278)                      0               0
                                                                              -------                 -------         -------
Net loss                                                                      (45,408)                (24,039)         (2,838)
                                                                              =======                 =======         =======

Net loss per average common share (basic and diluted):
Loss before cumulative effect of change in accounting policies                  (1.64)                  (1.16)          (0.14)
Cumulative effect of change in accounting policies                              (1.33)                   0.00            0.00
                                                                              -------                 -------         -------
Net loss                                                                        (2.97)                  (1.16)          (0.14)
                                                                              =======                 =======         =======
Average number of common shares outstanding                                    15,291                  20,651          20,651
                                                                              =======                 =======         =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4719.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

            Unaudited Consolidated Statements of Comprehensive Income
                                 (in thousands)

                                                                        Year Ended                     Three Months Ended
                                                                    December 31, 2000                    March 31, 2001
                                                                    -----------------                    --------------
                                                                          (DKK)                      (DKK)            ($)
Net loss                                                                (45,408)                       (24,039)         (2,838)
Currency translation adjustment, net of
   taxes of DKK 0 in 1998, 1999 and 2000                                     97                           (275)            (32)

Unrealized investment gains (losses), net of
   taxes of DKK 0 in 1998, 1999 and 2000                                      0                              0               0
                                                                        -------                        -------         -------

Comprehensive net loss                                                  (45,311)                       (24,314)         (2,870)
                                                                        =======                        =======         =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4719.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

       Unaudited Consolidated Condensed Statements of Shareholders' Equity
                              (in thousands of DKK)

                                                                                                                 Notes
                                                          Additional                    Other                 Receivable
                                               Common      Paid-In      Retained    Comprehensive  Treasury    from Sale
                                               Shares      Capital      Earnings        Income       Stock     of Shares    Total
                                               ------      -------      --------    -------------  --------    ---------    -----
Balance at December 31, 1997                      7,445        51,586     (17,901)         (935)      (296)        (524)     39,374

Repayment of Notes Receivable                                                                                       313         313
Currency translation adjustments                                                           (578)                               (578)
Unrealized loss on investment                                                              (991)                               (991)
Net income (loss)                                                         (24,046)                                          (24,046)
                                               --------     ---------  ----------     ---------    --------    --------   ---------

Balance at December 31, 1998                      7,445        51,586     (41,947)       (2,504)      (296)        (211)     14,073

Issuance of 2,174 common shares and 1,087
   warrants for cash in private placement         2,717        21,485                                                        24,202
Issuance of 2,710 common shares and 960
   warrants to acquire new businesses             3,388        62,160                                                        65,548
Issuance of 1,040 common shares for cash
   in private placement                           1,300        15,237                                                        16,537
Issuance of 3,023 common shares for cash
   through exercise of warrants                   3,779        67,818                                                        71,597
Repayment of notes receivable                                                                                       125         125
Currency translation adjustments                                                            277                                 277
Unrealized loss on investment                                                               (93)                                (93)
Sale of treasury stock                                            322                                   296                     618
Net income (loss)                                                         (43,246)                                          (43,246)
                                               --------     ---------  ----------     ---------    --------    --------   ---------

Balance at December 31, 1999                     18,629       218,608     (85,193)       (2,320)          0         (86)    149,638

Issuance of 2,655 common shares to acquire
new businesses                                    3,319       107,945                                                       111,264
Issuance of 2,571 common shares for cash
through exercise of warrants                      3,213        80,728                                                        83,941
Issuance of 522 common shares for cash in
private placement                                   653         7,347                                                         8,000
Repayment of notes receivable                                                                                        39          39
Currency translation adjustments                                                           (203)                               (203)
Unrealized loss on investment                                                              (337)                               (337)
Net income (loss)                                                        (146,704)                                         (146,704)
                                               --------     ---------  ----------     ---------    --------    --------   ---------

Balance at December 31, 2000                     25,814       414,628    (231,897)       (2,860)          0         (47)    205,638

Currency translation adjustments                                                           (275)                               (275)
Net income (loss)                                                         (24,039)                                          (24,039)
                                               --------     ---------  ----------     ---------    --------    --------   ---------

Balance at March 31, 2001                        25,814       414,628    (255,936)       (3,135)          0         (47)    181,324
                                               --------     ---------  ----------     ---------    --------    --------   ---------

     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

            Unaudited Consolidated Condensed Statements of Cash Flows
                                 (in thousands)

                                                                        Year Ended                     Three Months Ended
                                                                     December 31, 2000                  December 31, 2001
                                                                     -----------------                  -----------------
                                                                           (DKK)                     (DKK)            ($)
Cash flows from operating activities:

Net (loss)                                                                  (45,408)                    (24,039)         (2,838)
Adjustments to reconcile net income/(loss) to
   cash provided by operating activities:
      Depreciation and amortization                                          12,832                      13,020           1,537
      Minority interest                                                         367                      (1,214)           (143)
      Changes in operating assets and liabilities:
        Accounts receivable                                                 (10,781)                    (11,490)         (1,356)
        Broadcasting rights                                                    (377)                      4,682             553
        Inventories and other assets                                             (8)                          0               0
        Income tax payable                                                   (1,289)                          0               0
        Other receivables                                                     2,887                       2,454             290
        Accounts payable                                                    (22,857)                    (12,008)         (1,417)
        Accrued expenses                                                      7,674                       7,623             900
        Deferred revenue                                                     36,794                       1,370             162
                                                                            -------                     -------         -------
      Cash provided by (used in) operating activities:                      (20,166)                    (19,603)         (2,312)
                                                                            -------                     -------         -------

Cash flows from investing activities:

      Purchase of short-term investments                                         63                         115              14
      Purchase of fixed assets                                               (7,782)                    (12,907)         (1,524)
                                                                            -------                     -------         -------
      Cash (used in) investing activities:                                   (7,719)                    (12,791)         (1,509)
                                                                            -------                     -------         -------

Cash flows from financing activities:

      Net change in short-term borrowings                                         0                       4,279             505
      Net change in restricted cash                                            (726)                         13               2
      Proceeds from issuance of common shares and warrants                   17,379                           0               0
                                                                            -------                     -------         -------
      Cash provided by (used in) financing activities:                       16,653                       4,292             507
                                                                            -------                     -------         -------

Effect of exchange rate changes on cash and cash equivalents                     35                           4               0
                                                                            -------                     -------         -------
Net increase in cash and cash equivalents                                   (11,197)                    (28,098)         (3,314)
Cash and cash equivalents, beginning of period                               52,063                      49,082           5,794
                                                                            -------                     -------         -------
Cash and cash equivalents, end of period                                     40,866                      20,984           2,477
                                                                            =======                     =======         =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4719.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

         Notes to Unaudited Consolidated Condensed Financial Statements

      The accompanying unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustment which are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 29, 2001.

      In preparing financial statements that conform with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

1.    Net income per share

      Net income per share is computed based on the weighted average number of ordinary shares outstanding during each period.

2.    Inventories

      Inventories are stated at the lower of cost or market with cost determined on the basis and the first in, first out method.

3.    Equipment, works of art and improvements

      Equipment, works of art and improvements are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 10% and 20% per annum. Works of arts are not depreciated. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term and the lease.

4.    Goodwill

      Goodwill is carried at cost. Goodwill is amortized on a straight-line basis over the expected useful life at rate of 10% or 20% per annum.

                                 EURO909.COM A/S

5.    Reporting currency

      The functional currency of the Company and its subsidiaries is the local currency of the country in which the companies conduct their business. Balance sheet accounts are translated into Danish Kroner ("DKK") at the year end exchange rate and items in the statements of operations are translated at the average exchange rate. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

6.    Information expressed in US dollars

      The consolidated condensed financial statements are stated in DKK, the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US dollar amounts is included solely for the convenience of the reader and has been made at the rate of DKK 8.4719 to $1, the approximate exchange rate at March 31, 2001. Such translation should not be construed as a representation that the DKK amounts could be converted into US dollars at that or any other rate.

7.    Business Acquisitions

      All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the financial statements from the dates of the respective acquisitions. Goodwill amounts recorded for the acquisitions are being amortized on a straight line basis over 5 or 10 years.

8.    Segmented Reporting

      Through March 31, 2000, the Company operated in four reportable segments:
      (i) Internet services (ii) online and print media, (iii) broadcasting media and (iv) other. The Internet services segment includes business operations relating to domain name registration, Web site design, Web site hosting, ERP consultancy, access and e-mail services and the Company's historical telecommunications products and services. On June 20, 2001, we entered into an agreement with VeriSign Inc. to sell our domain name registration business. The online and print media segment includes three Chili print publications and their related Web sites. The broadcasting media segment includes the operations of our cable properties; and the other segment, consists of the business operations of Sunny Tours in 2000. Sunny Tours was disposed of as of April 1, 2000 in exchange for a 15% stake in Latebreaks.com, a British Internet travel agency. Accordingly, commencing with the second quarter of 2000, the Company's operations are reportable in three segments.

                                 EURO909.COM A/S

                                 (in thousands)

                                                                          Year Ended                     Three Months Ended
                                                                      December 31, 2000                    March 31, 2001
                                                                      -----------------                    --------------
                                                                            (DKK)                      (DKK)            ($)
Internet services:
Net revenue                                                                      20,115                    30,896           3,648
Operating expenses:
      Cost of sales                                                              11,456                    13,081           1,542
      Selling and marketing expenses                                             10,140                    19,617           2,316
      General and administrative expenses                                        11,172                    11,417           1,348
      Depreciation and amortization                                               7,594                     7,528             889
                                                                                -------                   -------         -------
      Total operating expenses                                                   40,362                    51,643           6,095
                                                                                -------                   -------         -------
Operating (loss)                                                                (20,247)                  (20,747)         (2,447)
                                                                                -------                   -------         -------

Print and online media:
Net revenue                                                                       7,288                     6,950             820
Operating expenses:
      Cost of sales                                                               5,044                     5,226             617
      Selling and marketing expenses                                                852                       767              91
      General and administrative expenses                                         3,078                     2,089             247
      Depreciation and amortization                                                 517                       793              94
                                                                                -------                   -------         -------
      Total operating expenses                                                    9,491                     8,875           1,049
                                                                                -------                   -------         -------
Operating income (loss)                                                          (2,203)                   (1,925)           (229)
                                                                                -------                   -------         -------

Broadcasting media:
Net revenue                                                                      22,159                    21,826           2,576
Operating expenses:
      Cost of sales                                                              11,285                    18,332           2,164
      Selling and marketing expenses                                                131                       150              18
      General and administrative expenses                                         1,855                     2,971             350
      Depreciation and amortization                                               4,576                     4,698             555
                                                                                -------                   -------         -------
      Total operating expenses                                                   17,847                    26,151           3,087
                                                                                -------                   -------         -------
Operating (loss)                                                                  4,312                    (4,325)           (511)
                                                                                -------                   -------         -------

Other:
Net revenue                                                                      10,624
Operating expenses:
      Cost of sales                                                              11,547
      Selling and marketing expenses                                              2,196
      General and administrative expenses                                         2,469
      Depreciation and amortization                                                 145
                                                                                -------
      Total operating expenses                                                   16,357
                                                                                -------
Operating (loss)                                                                 (5,733)
                                                                                -------

Consolidated
      Net revenue                                                                60,186                    59,672           7,044
      Loss from operations                                                      (23,871)                  (26,997)         (3,187)
      Interest income                                                                73                       210              25
      Interest expense                                                             (306)                     (411)            (49)
      Foreign exchange gain (loss), net                                            (659)                    1,982             234
                                                                                -------                   -------         -------
Loss before income taxes                                                        (24,763)                  (25,216)         (2,977)
                                                                                -------                   -------         -------
      Income taxes and income tax benefit                                             0                         0               0
      Minority interest                                                            (367)                    1,177             139
                                                                                -------                   -------         -------
Loss before cumulative effect of change in accounting policies                  (25,130)                  (24,039)         (2,838)
Cumulative effect of change in accounting policies                              (20,278)                        0               0
                                                                                -------                   -------         -------
Net loss                                                                        (45,408)                  (24,039)         (2,838)
                                                                                =======                   =======         =======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.4719.
     See accompanying Notes to Consolidated Condensed Financial Statements.

Business Overview

      Our operations are divided into three principal areas: (i) Internet services, (ii) print and on-line media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, consulting services, e-commerce services, Internet access and e-mail services and our historical telecommunications products and services. The print and on-line media segment includes three Chili print publications and their related web sites. The broadcasting media segment includes the operations of our television stations dk4 and TV Bio+ and the production facility, PrimeVision. Until April 1, 2000 we also provided travel services. Our principal market is Denmark but we also operate throughout Scandinavia and in selected Western European countries. Our primary objective is to become the premier Internet services provider in Scandinavia and in selected West European countries.

      As a result of our strategic decision to focus on our Internet services businesses, in March 2001 we signed a letter of intent to merge our Chili operations with the Swedish company Dobedo AB to form Scandinavia's leading youth media company and in May 2001 we signed a letter of intent to sell 70% of TV Bio+ to Fox Kids Europe. We anticipate that these transactions will close in the third quarter of 2001.

      On June 20, 2001, we entered into an agreement with VeriSign, Inc. to sell our domain name registration services business. The purchase price for this business is approximately $24.5 million. The closing of this transaction is subject to a number of customary closing conditions and we anticipate that the transaction will close in July 2001. In addition, VeriSign purchased, for an aggregate of approximately $10.5 million, approximately 4.9 million ordinary shares at a purchase price of $2.13 per share, the closing price of our ADSs on the Nasdaq National Market on June 19, 2001. We also entered into an expanded affiliate relationship with VeriSign. We now host VeriSign's authentication, digital certificates, PKI and payment services in seven European countries.

Common European Currency

      The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Sweden did not qualify, and Denmark and England elected not to participate in the Euro. Norway is not currently a member state of the EU. Germany and Italy qualified and elected to participate. With only limited operations in Germany and Italy, we are unlikely to be financially affected by the introduction of the Euro.

Consolidated Results

Three Months Ended March 31, 2001 Compared With Three Months Ended March 31,
2000

      Net revenues for the three months ended March 31, 2001 were DKK 59.672 million, a decrease of DKK 0.514 million, or 0.85%, compared to net revenues of DKK 60.186 million for the three months ended March 31, 2000. The decrease is attributable solely to the sale of our travel business. Net revenues from core operations (i.e., Internet services, print and online media and broadcast media) in the 2001 period actually increased by DKK 10.110 million, or 20%, from net revenues for the comparable 2000 period.

Our net revenues were derived from our various operating units as follows:

                                                                                                                  Percentage
                                                                                                                   Increase
                                                                                2001              2000            (Decrease)
                                                                            --------------    --------------    --------------
Internet services                                                               30.896            20.115             53.60
Print and online media                                                           6.950             7.288             (4.60)
Broadcast media                                                                 21.826            22.159             (1.50)
Other                                                                                0            10.624           (100.00)
                                                                            --------------    --------------    --------------
Total                                                                           59.672            60.186             (0.85)

      The increase in net revenues from Internet services, DKK 10.781 million, was mainly due to increased sales of Internet products and services in the Swedish and Norwegian markets. The decrease in net revenues in the print and online media businesses is attributable to lower advertising revenue. The decrease in net revenues in the broadcast media businesses is attributable to lower revenue from the TeleDanmark Kabel Net cable system, which carries our television stations.

      Total operating expenses for the three months ended March 31, 2001 were DKK 86.669 million, an increase of DKK 2.612 million, or 3.0%, over total operating expenses of DKK 84.057 million for the three months ended March 31, 2000. However, if operating expenses for our non-core businesses are excluded from the 2000 totals, total operating expenses actually increased DKK 18.969 million, or 28%. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation and amortization. In general, the increases in operating expenses are attributable to the expansion of our operations, including acquisitions of new businesses. For example, in connection with our Internet services business, total operating expenses for 2001 period increased by DKK 11.281 million, or 28% over 1999 total operating expenses for the comparable 2000 period. Approximately, 42% of this increase was attributable to operating expenses in newly acquired Internet services business. The table below reflects the allocation of the various components of total operating costs to our different areas of operations.

                                                                                        General/                   Depreciation/
                          Cost of Sales                Sales/Marketing               Administration                 Amortization
                    ---------------------------    -------------------------    --------------------------    ----------------------
                       2001            2000          2001           2000           2001           2000          2001         2000
                    -----------     -----------    ----------     ----------    -----------     ----------    ----------   ---------
Internet services      13.081         11.456         19.617        10.140         11.417          11.172       7.528          7.594
Print and online
   media                5.226          5.044          0.767         0.852          2.089           3.078       0.793          0.517
Broadcasting media     18.332         11.285          0.150         0.131          2.971           1.855       4.698          4.576
Other                       0         11.547              0         2.196              0           2.469           0          0.145
                    -----------     -----------    ----------     ----------    -----------     ----------    ----------   ---------
Total                  36.639         39.332         20.534        13.319         16.477          18.574      13.019         12.832

      The table below reflects the allocation of the various components of total operating costs to our core businesses as a percentage of net revenues.

                                                                                         General/                 Depreciation/
                          Cost of Sales                Sales/Marketing                Administration              Amortization
                    ---------------------------    -------------------------     --------------------------  -----------------------
                       2001            2000           2001          2000            2001           2000        2001          2000
                    -----------     -----------    -----------    ----------     -----------    -----------  ----------    ---------
Internet services        42%             57%            63%          50%             37%            56%           24%         38%
Print and online
   media                 75%             69%            11%          12%             30%            42%           11%          7%
Broadcasting media       84%             51%             1%           1%             14%             8%           22%         21%
Other                     0             109%             0           21%              0             23%            0           1%
Total                    61%             65%            34%          22%             28%            31%           22%         21%

      Our operating loss for the three months ended March 31, 2001 was DKK
26.997 million compared to DKK 23.871 million for the three months ended March 31, 2000. The operating loss for our Internet services business for the 2001 period was DKK 20.747 million compared to DKK 20.247 million for the 2000 period. The operating loss for our print and online media business for the 2001 period was DKK 1.925 million compared to DKK 2.203 million for the 2000 period. The operating loss for our broadcast media business for the 2001 period was DKK
4.325 million compared to DKK 4.312 million for the 2000 period.

      Our overall gross margin for the three months ended March 31, 2001 was 39% compared to 35% for the three months ended March 31, 2000. This increase is mainly due to the increasing volume of our business.

      The minority interest of DKK 1.177 million for the three months ended March 31, 2001 reflects a gain in the Internet services of DKK 0.721 million and a gain in the print and on-line media operations of DKK 0.456 million.

      Our net loss for the three months ended March 31, 2001 was DKK 24.039 million compared to a net loss of DKK 45.408 million for the three months ended March 31, 2000. The net loss for the 2000 period reflects a charge of DKK 20.278 million from the cumulative effect of a change in accounting principles concerning revenue recognition.

Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. Our capital expenditures for the three months ended March 31, 2001 were DKK 12.906 million. These expenditures primarily relate to investments in hardware for the VeriSign affiliation platform and for a new version of our ERP system.

      At December 31, 2000 cash balances stood at DKK 20.984 million compared to DKK 40.866 million as at March 31, 2000.

      For the three months ended March 31, 2001 operating cash flow was negative DKK 19.603 million compared to negative cash flow of DKK 20.166 million for the three months ended March

31, 2000. This decrease in negative cash flow reflects a smaller decrease in accounts receivables at March 31, 2001 than at March 31, 2000.

      Cash provided by financing activities was DKK 4.292 million for the three months ended March 31, 2001 due to change in short-term borrowings. Cash provided by financing activities for the comparable 2000 period was DKK 16.653 million due to proceeds from issuance of common shares and warrants. In December 2000 we sold 1,408,891 ordinary shares and warrants to purchase an additional 563,557 ordinary shares at $3.69 per share to CSFB for an aggregate consideration of $4.0 million. The shares were issued in April 2001.

      At March 31, 2001, we had debt of DKK 8.898 million under our outstanding lines of credit and had an aggregate of DKK 0.843 million available under these lines. Interest is payable on the lines at floating rates based on the interbank rate, plus a premium. In Denmark, lines of credit, such as those used by us, can be cancelled upon three months' notice. Any termination would result in the principal and interest becoming due and payable immediately. Each of the lines of credit has been used for working capital purposes.

      At March 31, 2001, we had negative working capital of DKK 39.356 million primarily reflecting the investment by CSFB. Since the shares relating to the CSFB investment were not issued until April 2001, the investment is classified as a short-term liability at March 31, 2000.

      We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

Risk Factors

      Our future operating results are highly uncertain and may be influenced by a variety of factors including those discussed below and elsewhere in this report. You should consider these factors carefully before in evaluating our prospects. If any of the following events actually occurs, our business, financial condition and results of operations may suffer materially.

We have a significant accumulated loss and negative working capital and the likelihood of future profitability is uncertain. Continuing losses may exhaust our capital resources and force us to terminate operations.

      We incurred a net loss in each of the last four years: DKK 13.170 million (approximately $1.555 million) in 1997; DKK 24.046 million (approximately $2.838 million) in 1998; DKK 43.246 million (approximately $5.104 million) in 1999; and DKK 146.704 million (approximately $17.317 million) in 2000. As of December 31, 2000, we had a retained deficit of DKK 231.897 million (approximately $27.372 million) and negative working capital of DKK 13.941 million (approximately $1.646 million). For the three months ended March 31, 2001 we incurred a net loss of DKK 24.039 million (approximately $2.838 million). As of that date, we had a retained deficit of DKK 255.936 million (approximately $30.210) and negative working capital of DKK 39.356 (approximately $4.647 million). We anticipate that our operating expenses will increase substantially in the foreseeable future as we develop and/or acquire new products and services, increase our sales and marketing operations, develop new distribution channels and strategic relationships, improve our operational and financial systems and broaden our customer service capabilities. Accordingly, we expect to incur additional losses for the foreseeable future, primarily due to an increase in our marketing and capital expenditures. These losses are expected to increase significantly from current levels, which in turn will increase our accumulated losses. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future.

Our future revenues are unpredictable and our financial results may fluctuate.

      As a result of our limited operating history in the markets in which we now operate, the emerging nature of the Internet as a medium for business operations and our aggressive growth strategy, we are unable to accurately forecast our revenues or operating results. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     changes in the rate of growth of Internet usage;
      o level of demand for our services and Internet-based services generally;
      o changes in prices for our services as a result of competition or other factors;
      o     seasonal trends;
      o     introduction of enhanced services by us or our competitors;
      o     market acceptance of new services;
      o delays in the introduction of services or enhancements provided by us or our competitors; and
      o     capacity constraints and dependencies on computer infrastructure.

Fluctuations caused by these and other factors could cause our business to suffer.

We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities.

      Our future capital requirements depend on a number of factors, including the availability of new acquisition opportunities and our ability to increase our revenues and control our expenses. We expect that we will need to raise additional funds to grow our business and pursue new expansion opportunities. Our growth strategy could suffer if we are unable to raise additional funds on acceptable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares.

We have a limited operating history as an Internet services and media company and expect to encounter difficulties faced by early stage companies.

      We are a relatively new participant in the Internet and media industries. In October 1996 we began providing domain name registration services in Denmark. We subsequently expanded our business to include web site hosting and other related services. In August 1999 we acquired our first media properties. Accordingly, we have only a limited operating history upon which our current business and prospects can be evaluated. As a company operating in a highly competitive and rapidly evolving industries, we face risks and uncertainties relating to our ability to implement our business plan successfully. We cannot assure you that we will adequately address these risks and uncertainties or that our business plan will be successful.

We compete in the highly competitive Internet services market that has low barriers to entry.

      We compete in the Internet services market which is relatively new and intensely competitive. We expect competition to intensify as the market continues to evolve. The number of companies offering the products and services we make available is vast and increasing at a rapid rate. These companies compete with us for customers, advertisers, e-commerce transactions and other sources of Internet-related revenues. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. There are relatively few barriers preventing competitors from entering the Internet services market. We do not own any patented technology that precludes or inhibits competitors from entering our markets. As a result, new market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

We also compete in the highly competitive broadcasting and media markets.

      In addition to our Internet services business, we operate television stations, publish three youth-oriented magazines and maintain and support an on-line club. The broadcast, print and online media industries are highly competitive and dominated by global companies that have far greater resources than we have. Our television stations, TV Bio+ and dk4, are included in the TeleDanmark Kabel Net (TDC) cable system through December 31, 2001. There is no assurance that our stations agreement with TDC will be renewed. We expect that the number of channels competing for the 20 places in the TDC programming network will increase in the ensuing years.

      The print media industry in which we compete generates revenue primarily from advertising. Competition for ad revenues is intense and comes not only from the print media industry but also from all other sectors of the media industry. Our publications target a specific demographic group (young adults between the ages of 15 and 25). We cannot assure that advertisers will continue to allocate their limited resources to media that focus on this group.

We must maintain our reputation and expand our name recognition to remain competitive.

      We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet related services. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. In addition, in 1999, we changed our name from Telepartner A/S to euro909.com A/S and therefore, we have the additional burden of ensuring that existing and potential customers are aware that euro909.com is Telepartner with a new name. Promoting and enhancing of our name depends largely on our success in providing uninterrupted high quality services, of which there can be no assurance. If our clients do not perceive our services as effective, reasonably priced or of high quality, our brand name and reputation could be materially and adversely affected. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which includes mass market and multimedia advertising, promotional programs and public relations activities. We intend to make significant expenditures on advertising and promotional programs and activities. These expenditures may not result in an increase in net revenues sufficient to cover our advertising and promotional expenses. We cannot assure you that promoting our brand name will increase our net revenues. Accordingly, if we incur expenses in promoting our brand without a corresponding increase in our net revenues, our business, financial condition and results of operations would be materially adversely affected.

We must keep pace with changing communications technologies in order to provide effective products and services.

      Our success also depends on our ability to keep pace with the rapid changes occurring in Internet services, communications technologies and the new and improved devices and services that result from these changes. Our success will depend, in part, on our ability:

      o     to enhance our existing products and services;

      o to develop and license new products, services and technologies that address the increasingly sophisticated and varies needs of our current and prospective customers; and

      o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      Since we are not a technology company, we rely on third parties to provide our customers with the most current technology. However, we must continually update and modify our products and services to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our websites, internally developed technology and transaction-processing systems to customer requirements or emerging industry standards.

      Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. We must also diligently monitor our suppliers to make certain that they have adequate Internet infrastructure to handle increased speed, capacity and other needs of Internet users. Nevertheless, our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. For example, if the Internet is rendered obsolete or less important by faster, more efficient technologies, we must be prepared to offer non-Internet-based solutions or risk losing current and potential customers. In order to accomplish this, we would have to rely upon third party suppliers, and we may be unable to secure the services and technology of such suppliers on satisfactory terms or at all. If we are unable to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances and market share.

Our business depends on continued growth in the use of the Internet.

      Our future success is substantially dependent upon continued growth in the use of the Internet. To the extent that the Internet is not viewed as a viable commercial medium, our current business model would fail. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied on alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete.

      The use and acceptance of the Internet may not increase for a number of reasons, including:

      o actual or perceived lack of security of information, such as credit card numbers;
      o     high cost or lack of availability of access;
      o     congestion of traffic or other usage delays;
      o inconsistent quality of service or the lack of availability of cost-effective, high-speed service;
      o     government regulation;
      o     uncertainty regarding intellectual property ownership; and
      o     lack of high-speed modems and other communications equipment.

      Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not continue to develop as a viable and widespread commercial medium, our business, results of operations and financial condition could be materially and adversely affected.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

      To date, government regulations have not materially restricted the use of the Internet. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. Both new and existing laws may be applied to the Internet by state, federal or foreign governments, covering issues that include:

      o     sales and other taxes;
      o     user privacy;
      o     pricing controls;
      o     characteristics and quality of products and services;
      o     consumer protection;
      o     cross-border commerce;
      o     libel and defamation;
      o     copyright, trademark and patent infringement;
      o     pornography; and
      o     other claims based on the nature and content of Internet materials.

      New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet, thereby harming our business, financial condition and results of operations.

We cannot predict with any certainty the effect that new government and regulatory policies, or industry reactions to those policies, will have on our business.

      We have an agreement with Network Solutions, Inc. that allows us to register domain names with the .com, .net and .org suffixes. We also have agreements with the appropriate entities in Denmark, Norway and Sweden to register domain names with the .dk, .no and .se designations. Before April 1999, the domain name registration system for the .com, .net and .org domains was managed by Network Solutions under a cooperative agreement with the U.S. government. In November 1998, the Department of Commerce recognized the Internet Corporation for Assigned Names and Numbers, commonly known as ICANN, to oversee key aspects of the Internet domain name registration system. Currently, Network Solutions continues to register domain names with .com, .net and .org suffixes under an agreement with ICANN. In addition, ICANN recently authorized the use of two new top level domain names - .biz and .info - and is expected to approve as many as five more. We cannot predict what effect this will have on our business but it may dilute the demand for our services. We cannot assure you that Network Solutions or any of the other entities that we rely on will continue to have the authority to register domain names or that any future measures adopted by the U.S. Department of Commerce or ICANN will not materially harm our business, financial condition and results of operations.

If we are unable to make suitable acquisitions and investments, our long-term growth strategy could be impeded.

      Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in providers of product and services offerings that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could also result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

Our acquisition strategy involves significant risks, any of which could harm our business.

      Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

      o diversion of management attention from running our existing business;

      o increased expenses, including compensation expenses resulting from newly hired employees;

      o adverse effects on our reported operating results due to possible amortization of goodwill associated with acquisitions; and

      o potential disputes with the sellers of acquired businesses, technologies, services or products.

In addition, we may not be successful in integrating the business, technology, operations and personnel of any acquired company. Performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly underperform relative to our expectations. For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources.

      The anticipated future growth necessary to expand our operations will place a significant strain on our resources. In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. The demands on our network infrastructure, technical staff and technical resources have grown rapidly with our expanding customer base. In 2000, our number of full-time employees grew from 229 to 372. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our customer base. We also expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to provide our customer service staff training and staffing sufficient to support new products and services, we may lose customers who feel that their inquiries have not adequately been addressed. If we fail to manage our growth effectively, our business, financial condition and results of operation could be materially adversely affected.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team and technology personnel and in particular Aldo Petersen, our chief executive officer. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. In addition, although we have an employment agreement with Mr. Petersen, he can terminate that agreement on six months notice. We have not in the past executed, and do not have any current plans to execute, employment agreements with our other employees. As a result, we may be unable to retain our employees or attract, integrate, train and retain other highly qualified employees in the future. If we fail to attract new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be materially adversely affected.

Our business may be adversely affected exchange rate fluctuations.

      Approximately 44% of our revenues are earned outside of Denmark and collected in local currencies. In addition, we generally pay operating expenses in local currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner and the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. In addition, while our financial results are reported in Danish kroner, our ADSs trade in U.S. dollars. The value of the ADSs will fluctuate as the rate of the exchange between the U.S. dollar and the Danish kroner fluctuates. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results.

Our international presence creates risks.

      All of our operations are conducted outside the United States. Our business plan contemplates expanding our operations in Scandinavia and in selected West European countries, such as England, Germany, France and Italy. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls, delays from government agencies, and tax laws. In addition, our operations may be affected by and by changing economic, political and governmental conditions in the countries in which we operate. Political instability or changes in competition, economics, politics or laws, including tax, labor, environmental, employment and currency regulations, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. In addition, we cannot assure you that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are listed on the Nasdaq National Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

      o     variations in our operating results;
      o     the liquidity of the markets;
      o     investor perceptions of us and the industry in which we operate;
      o     changes in earnings estimates by analysts;
      o     sales of ADS by existing holders; and
      o     general economic conditions.

      In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADS.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

      We have not declared or paid any cash dividends on our common shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.